UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-13422

AGNICO EAGLE MINES LIMITED

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

EXHIBITS

Exhibit No.	Description

99.1	Business Acquisition Report, dated May 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED

Date: December 21, 2022	/s/ Chris Vollmershausen
	By:	Chris Vollmershausen
	Title:	Executive Vice-President, Legal, General Counsel & Corporate Secretary